Exhibit 4.7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2021

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Nuvei”, “we”, “us” or “our” refer to Nuvei Corporation together with our subsidiaries, on a consolidated basis.

This MD&A dated May 7, 2021, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements, along with the related notes thereto for the three months ended March 31, 2021 (the “Interim Financial Statements”). The financial information presented in this MD&A is derived from the Interim Financial Statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in U.S. dollars except where otherwise indicated. Additionally, tables included in this MD&A are presented in thousands of U.S. dollars, unless otherwise indicated. This MD&A is presented as of the date of the Interim Finncial Statements and is current to that date unless otherwise stated.

Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable securities laws, including Nuvei’s outlook on total volume, revenue and Adjusted EBITDA for the three months ending June 30, 2021 and the year ending December 31, 2021. Nuvei’s outlook on revenue and Adjusted EBITDA also constitutes “financial outlook” within the meaning of applicable securities laws and is provided for the purposes of assisting the reader in understanding the Company’s financial performance and measuring progress toward management’s objectives and the reader is cautioned that it may not be appropriate for other purposes. Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include but are not limited to those described under the “Risks Factors” section of the Company’s annual information form filed on March 17, 2021 (the “AIF”). Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management. Particularly, management’s assessments of, and outlook for, total volume, revenue and Adjusted EBITDA set out herein are generally based on the following assumptions: (a) Nuvei’s results of operations will continue as expected, (b) the Company will continue to effectively execute against its key strategic growth priorities, despite the current COVID-19 pandemic and measures taken to contain the virus, (c) the Company will continue to retain and grow its existing customer base while adding new customers, (d) the Company will not complete any acquisitions or divestitures (e) economic conditions will remain relatively stable throughout the period, (f) the industries Nuvei operates in will continue to grow consistent with past experience, (g) there will be no fluctuations in currency exchange rates and volatility in financial markets, (h) there will be no changes in legislative or regulatory matters that negatively impact Nuvei’s business, and (i) current tax laws will remain in effect and will not be materially changed. Although the forward-looking information contained in this MD&A is based upon what management believes are reasonable assumptions, you are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained in this MD&A is provided as of the date of this MD&A, and the Company does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Overview

We are a global provider of payment technology solutions to merchants and partners in North America, Europe, Asia Pacific and Latin America. We believe we are differentiated by our proprietary technology platform, which is purpose-built for high-growth mobile commerce and eCommerce markets. Our focus on technology, innovation and security enables us to design and develop solutions that are tailored for these markets. Our solutions span the entire payments stack and include a fully integrated payments engine with global processing capabilities, a turnkey solution for frictionless checkout experiences and a broad suite of data-driven business intelligence tools and risk management services. Through a single integration, we believe our technology platform makes it simple for merchants and partners to securely accept payments in over 200 markets worldwide with local acquiring in 44 markets and nearly 150 currencies, for their customers to transact using 470 alternative payment methods (“APMs”), and to provide pay-in and payout support for nearly 40 of the world’s leading cryptocurrencies including Bitcoin, Ethereum, Bitcoin Cash, Litecoin, NEO and XRP. We leverage our deep industry expertise and thought leadership in mobile commerce and eCommerce payments to serve merchants of all sizes, from small-and-medium sized businesses (“SMBs”) to large enterprises, operating in some of the most complex verticals across multiple geographic markets.

We are a single source provider of a comprehensive suite of payment solutions. Our solutions are designed to support the entire lifecycle of a transaction across mobile or in-app, online (via application programming interface or multi-feature cashier), unattended and in-store channels while providing what we believe is a superior payments experience. Our solutions include:

•	End-to-end processing including multi-currency authorization and settlement;

•	Global gateway that is acquirer- and processor-agnostic;

•	Turnkey checkout solution designed to increase sales conversions and simplify checkout for consumers;

•	Smart routing technology to maximize payment authorization rates;

•	Localization capabilities allowing acceptance of nearly 150 currencies, nearly 40 cryptocurrencies and 470 APMs and support of 30 languages (including multiple regional varieties of English);

•	Pay-in and payout support for nearly 40 of the world’s leading cryptocurrencies including Bitcoin, Ethereum, Bitcoin Cash, Litecoin, NEO and XRP;

•	Dynamic currency management solutions;

•	Risk and chargeback management and fraud prevention tools;

•	Flexible and rapid merchant enrollment, underwriting and onboarding platform;

•	Enhanced reconciliation tools that simplify merchants’ cash flow management; and

•	Unified reporting regardless of payment type or geographic market.

We sell and distribute our solutions globally through three primary channels: direct sales, indirect sales and strategic platform integrations. Our approach to distribution is designed to enable us to efficiently market our payments and technology solutions at scale and is customized by both region and vertical to optimize sales. By relying on our local sales teams and indirect partners who act as trusted technology providers to our merchants, we believe we are able to serve more merchants globally and grow with them as they grow their businesses and expand into new markets.

Our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our merchants. We also generate subscription revenue from our business intelligence tools, merchant dashboards and other technology solutions, for which we typically charge flat subscription fees monthly. Our revenue is largely recurring in nature due to the mission-critical nature of our product and service offerings and deep integration of our payments technology into our merchants’ enterprise resource planning systems. Additionally, our model has delivered rapid growth in mobile commerce and eCommerce revenue. We believe the depth and breadth of our payment capabilities help merchants establish and expand their presence in emerging commerce channels across many markets. This enables us to develop long-standing relationships with our merchants, which in turn drive strong retention and significant cross-selling opportunities.

Acquisitions

On January 1, 2021, Nuvei closed its previously announced acquisition of substantially all the assets and assumption of certain payables of Base Commerce, LLC (“Base Commerce”). Management believes that the acquisition of Base Commerce further positions us as a leader in eCommerce payments by:

•	expanding Nuvei’s product capabilities with a proprietary automated clearing house (“ACH”) processing platform;

•	further diversifying its acquiring portfolio;

•	enhancing sponsor bank coverage; and

•	enlarging the Company’s distribution network.

On April 16, 2021, the Company announced it had entered into a definitive agreement to acquire Mazooma Technical Services Inc. (“Mazooma”) for approximately $56 million plus additional consideration subject to the achievement of specific performance criteria (over a maximum 3-year period from the closing date) of up to a total maximum consideration of approximately $315 million. Approximately 24% of the consideration is expected to be paid via the issuance of subordinate voting shares of the Company (the “Subordinate Voting Shares”) with the remainder to be paid in cash. The transaction is subject to the prior approval of the Toronto Stock Exchange as well as customary closing conditions. Mazooma is a leading account-to-account payments provider to the U.S. online gaming and sports betting market, and a registered vendor in 9 states, with permission in 12 states, who also holds money transmitter licenses and exemptions in a total of 47 states. Management believes that the acquisition of Mazooma will further solidify its commitment to and presence in the U.S. online gaming and sports betting industry by:

•	enhancing and expanding Nuvei’s portfolio of alternative payment methods with a leading ACH platform developed and used exclusively for online gaming in the U.S.; and

•	providing the necessary product functionality, vendor registration, compliance, and operational infrastructure to address merchant’s requirements in any regulated U.S. state.

On May 6, 2021, the Company announced it had entered into a definitive agreement to acquire SimplexCC Ltd. (“Simplex”) for approximately $250 million to be paid in cash. The transaction is subject to regulatory approval as well as customary closing conditions. Simplex is a payment solution provider to the cryptocurrency industry connecting market participants including exchanges, brokers, wallet and liquidity providers. Simplex delivers the infrastructure for users to buy or sell cryptocurrencies (i.e. on-ramp/off-ramp capabilities) using credit and debit cards. Through its proprietary fraud and risk management tools, Simplex provides a zero-chargeback guarantee to its customers, resulting in higher conversion rates. As a principal member of the Visa network, Simplex has permission to issue Visa cards, giving its consumers access to digital currencies daily. Simplex processed approximately $500 million of total volume in 2020 and is expected to process more than $2.0 billion of total volume in 2021.Management believes that the acquisition of Simplex will:

•

expand Nuvei’s capabilities by adding turnkey simplicity to the process of buying and selling cryptocurrency and converting it back to fiat within a user account – ultimately reducing complexity for merchants and consumers

•	allow Nuvei to offer bespoke anti-money laundering / know your customer solutions, transaction guarantee solutions, and valued added services to 190 liquidity providers and partners; and

•

provide Nuvei with an electronic money institution license to offer international bank account number accounts to end users and merchants, which opens up potential opportunities like banking as a service.

Impact of COVID-19 on our Operations

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. In response, many governments, states, cities and other geographic regions implemented preventive or protective actions such as travel bans and restrictions, temporary closures of businesses, quarantines or shelter-in-place orders or total lock-down orders. The pandemic has disrupted the economy and put unprecedented strains on the government health care systems, businesses and individuals around the world.

The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the virus to our employees, our partners, our merchants and their customers, and the communities in which we participate. In response to the COVID-19 pandemic, we adopted a “people-first” approach, prioritizing the health and safety of our employees and local communities and quickly deploying all employees to a “work from home” model. There were no employee layoffs or furloughs because of the COVID-19 pandemic. We implemented our business continuity plan, which included merchant portfolio management (enhanced review and monitoring of merchants in affected industries; amended billing process from monthly to daily) and supply chain management (outreach to ensure continuity of service or supply; negotiated discounts where applicable). The negative impact of the COVID-19 pandemic on our business and the result disclosed in our Interim Financial Statements has been limited.

There continues to be uncertainty regarding the duration and magnitude of the COVID-19 Pandemic and the ability to control resurgences worldwide, making it difficult to assess the future impact on our employees, partners, merchants, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; delays in vaccine rollout; the effectiveness of vaccines against the virus and its mutations; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted. Accordingly, there is a higher level of uncertainty with respect to management’s judgments, assumptions and estimates. Please refer to the section entitled “Risks Relating to Our Business and Industry – The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, could materially impact our business and future results of operations and financial condition” of our AIF, for additional detail on how COVID-19 may impact our future results.

Non-IFRS Measures

Nuvei’s Interim Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. The information presented in this MD&A includes non-IFRS financial measures, namely Adjusted EBITDA, Adjusted net income, Adjusted net income per basic share, and Adjusted net income per diluted share. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Adjusted EBITDA, Adjusted net income, Adjusted net income per basic share, and Adjusted net income per diluted share are used to provide investors with a supplemental measure of the Company’s operating performance and thus highlight trends in Nuvei’s core business that may not otherwise be apparent when relying solely on IFRS measures. The Company’s management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Nuvei’s management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. The Company’s management believes Adjusted EBITDA, Adjusted net income, Adjusted net income per basic share and Adjusted net income per diluted share are important supplemental measures of Nuvei’s performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.

Reconciliation of Adjusted EBITDA to net income (loss)

Adjusted EBITDA is defined as net income (loss) before finance costs, finance income, depreciation and amortization, income taxes expense (recovery), acquisition, integration and severance costs, share-based payments, loss (gain) on foreign currency exchange, and legal settlement costs and other.

The following table reconciles Adjusted EBITDA to net income (loss) for the periods indicated:

	Three months ended March 31
(In thousands of U.S. dollars)	2021	2020
	$	$
Net income (loss)	27,790	(62,343)
Finance cost	3,315	31,259
Finance income	(859)	(1,346)
Depreciation and amortization	20,998	17,313
Income tax expense (recovery)	5,059	(84)
Acquisition, integration and severance costs (a)	5,340	1,670
Share-based payments (b)	4,105	333
Loss (gain) on foreign currency exchange	(445)	45,719
Legal settlement costs and other(c)	159	766

Adjusted EBITDA(d)	65,462	33,287
Advance from third party—merchant residual received(e)	2,728	2,948

(a)	These expenses relate to:

(i)

professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities during the period, which were $5.3 million for the three months ended March 31, 2021 (March 31, 2020 – $1.2 million). These costs are presented in the professional fees line item of selling, general and administrative expenses.

(ii)

acquisition-related compensation, which was nil for the three months ended March 31, 2021 (March 31, 2020 – $0.2 million). These costs are presented in the employee compensation line item of selling, general and administrative expenses.

(iii)

severances, which were immaterial for the three months ended March 31, 2021 (March 31, 2020 – $0.2 million), and integration expenses. Severance costs are presented in the employee compensation line item of selling, general and administrative expenses.

(b)	These expenses represent non-cash expenses recognized in connection with stock options and other awards issued under share-based plans.
(c)

This line item primarily represents legal settlements and associated legal costs reached outside of the normal course of business, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in the other line item of the selling, general and administrative expenses.

(d)	Adjusted EBITDA is a non-IFRS measure that the Company uses to assess its operating performance and cash flows.
(e)

Commencing in 2018, the Company entered into various agreements with a single third-party independent sales organization to acquire the rights to future cash flows from a portfolio of merchant contracts.

Reconciliation of Pro Forma Transaction Adjusted Revenue to Revenue

	Three months ended March 31
(In thousands of U.S. dollars)	2021	2020
	$	$
Revenue	149,895	83,239
Revenue of Base Commerce and Smart2Pay (prior to acquisitions)(a)	—	20,748

Pro Forma Transaction Adjusted Revenue	149,895	103,987

(a)	The Company acquired Smart2Pay Technology & Services B.V on November 2, 2020 and Base Commerce on January 1, 2021.

Reconciliation of Adjusted net income to net income (loss)

Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares and accelerated amortization of deferred transaction costs and loss on debt modification.

The following table reconciles Adjusted net income to net income (loss) for the periods indicated:

	Three months ended March 31
(In thousands of U.S. dollars except for per share amounts)	2021	2020
	$	$
Net income (loss)	27,790	(62,343)

Change in redemption value of liability-classified common and preferred shares (a)	—	11,636
Amortization of acquisition-related intangible assets (b).	18,212	14,178
Acquisition, integration and severance costs (c)	5,340	1,670
Share-based payments (d)	4,105	333
Loss (gain) on foreign currency exchange	(445)	45,719
Legal settlement costs and other (e)	159	766

Adjustments	27,371	74,302
Income tax expense related to adjustments(f)	(4,000)	(2,179)

Adjusted net income (g)	51,161	9,780

Adjusted net income per share attributable to common shareholders of the Company (h)
Basic	0.36	0.11
Diluted	0.35	0.11

(a)

This line item represents change in redemption value related to shares classified as liabilities prior to the IPO. As part of the IPO, such shares were converted into equity as Subordinate Voting Shares. These expenses are included in finance costs.

(b)

This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and from the acquisition of all the outstanding shares of Pivotal Holdings Ltd. by Nuvei in September 2017, and excludes amortization expense related to capitalized development costs incurred in the normal course of operations.

(c)	These expenses relate to:

(i)

professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities during the period, which were $5.3 million for the three months ended March 31, 2021 (March 31, 2020 – $1.2 million). These costs are presented in the professional fees line item of selling, general and administrative expenses.

(ii)

acquisition-related compensation, which was nil for the three months ended March 31, 2021 (March 31, 2020 – $0.2 million). These costs are presented in the employee compensation line item of selling, general and administrative expenses.

(iii)

severances, which were immaterial for the three months ended March 31, 2021 (March 31, 2020 – $0.2 million), and integration expenses. Severance costs are presented in the employee compensation line item of selling, general and administrative expenses.

(d)	These expenses represent non-cash expenses recognized in connection with stock options and other awards issued under share-based plans.
(e)

This line item primarily represents legal settlements and associated legal costs reached outside of the normal course of business, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in the other line item of the selling, general and administrative expenses.

(f)	This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(g)	Adjusted net income is a non-IFRS measure that the Company uses to further assess its operating performance.
(h)	Adjusted net income per diluted share is calculated using share-based awards outstanding at the end of each period on a fully diluted basis if they were in-the-money at that time.

Key Performance Indicator

We monitor the following key performance indicator to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicator may be calculated in a manner that differs from similar key performance indicators used by other companies.

Total Volume: We believe total volume is an indicator of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define total volume as the total dollar value of transactions processed in the period by merchants under contractual agreement with us. Total volume does not represent revenue earned by us. Total volume encompasses both acquiring volume, where we are in the flow of funds in the settlement transaction cycle, and gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our merchants, fluctuations in total volume will generally impact our revenue.

Outlook

For the three months ending June 30, 2021 and year ending December 31, 2021, Nuvei anticipates total volume, revenue and adjusted EBITDA to be in the ranges indicated below. Considering the strong performance during the three months ended March 31, 2021, where Nuvei exceeded the previously anticipated outlook for total volume, revenue and Adjusted EBITDA, as well as continued momentum in the business, management is raising the financial outlook for the year ending December 31, 2021.

The financial outlook is fully qualified and based on a number of assumptions described under the heading “Forward-Looking Information” of this MD&A, and does not include the pending acquisitions of Mazooma and Simplex.

(In U.S. dollars)	Three months ending June 30, 2021	Year ending December 31, 2021
	$	$
		Previous	Updated
Total Volume (a) (in billions)	21 - 22	81 - 87	83 - 89
Revenue (in millions)	153 - 159	570 - 600	610 - 640
Adjusted EBITDA (b) (in millions)	66 - 70	252 - 265	264 - 277

(a)

Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. Total volume is explained in “Key Performance Indicator”.

(b)	Adjusted EBITDA is a non-IFRS measure. See “Non-IFRS Measures”.

Summary of Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below in the section entitled “Risks Relating to Our Business and Industry” of our AIF.

Growth with our Existing Merchants. Our success is directly correlated with our merchants’ success. We focus on the high-growth mobile and eCommerce markets and we will grow alongside our existing merchants as they grow their business and expand into new markets. In addition, our existing customers represent a significant opportunity to cross-sell and up-sell products and services with limited incremental sales and marketing expenses. As our merchants increase their business volume, we can offer more solutions from our Native Commerce Platform. Our future revenue growth and achieving and maintaining profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions.

Ability to Acquire New Merchants and Partners. Our future revenue growth will also largely depend upon the effectiveness of our sales and marketing efforts, both domestically and internationally. We have significant sales and marketing experience in capturing and serving SMBs in North America and large enterprises in Europe. We intend to leverage this experience and enable merchant base expansion by targeting large enterprises in North America, with a focus in the mobile commerce and eCommerce channels. We also plan to expand and deepen our footprint in geographies where we have an emerging presence today, such as Asia Pacific and Latin America. Key to our success in achieving merchant base expansion is continued investment in our direct sales team and further leveraging our broad and diversified network of distribution partners.

Investment in our Technology and Product Portfolio. We believe our technology-first culture enables us to enhance our offerings to remain at the forefront of payments innovation. Specifically, our Native Commerce Platform enables us to deliver comprehensive payments and technology solutions to power a convenient and secure transaction experience for our merchants and their customers. Further investment in this platform is necessary to expand and keep technologically current our portfolio of services to our merchants. Close collaboration with our merchants through ongoing communication and feedback loop is also key, as it enables a better design and delivery of solutions that meet their specific and evolving needs.

Ability to Maintain and Add to our Acquiring Banks Relationships. We have built strong relationships with acquiring banks in North America. The maintenance and/or expansion of these relationships and strong collaboration on maintaining adequate procedures in monitoring the risk profile of our merchant base will be a key enabler in the pursuit of our growth strategies.

Adapt to Regulatory Changes. The nature of our product and services offerings necessitates that we adhere to strict regulatory regimes in the countries that we operate. Our operational teams are fully versed in the varying regulatory requirements. As regulations change, we will continue to upskill and modify, as appropriate, our merchant underwriting, risk management, know your client and anti money laundering capabilities, in as seamless as possible a manner to minimize disruption to our merchants’ businesses.

Successful Execution on Recent and Future Acquisitions. We intend to augment our organic growth with strategic and tactical acquisitions. Critical to our success is continuing to be highly disciplined in integrating recent acquisitions, such as the Smart2Pay and Base Commerce acquisitions, and future acquisitions into our Company in a manner that allows us to fulfill the potential that these acquisitions bring.

Economic Conditions and Resulting Consumer Spending Trends. Changes in macro-level consumer spending trends, including COVID-19, could affect the total volume processed on our platform, thus resulting in fluctuations in our revenue.

Key Components of Results of Operations

Revenue

Merchant Transaction and Processing Services. Revenue from the Company’s merchant transaction and processing services revenue are derived primarily from eCommerce payment processing services, and stem from relationships with individual merchants. Additionally, transaction and processing services revenue stem from contracts with financial institutions and other merchant acquirers, the terms of which generally range from three to five years. The contracts stipulate the types of services and set forth how fees will be incurred and calculated. Merchant transaction and processing services revenue are generated from processing electronic payment transactions for merchants.

The Company’s transaction and processing revenue is primarily comprised of (a) fees calculated based on a percentage of monetary value of transactions processed; (b) fees calculated based on number of transactions processed; (c) service fees; or (d) some combination thereof that are associated with transaction and processing services.

The Company presents revenue net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks.

Other Revenue. The Company may sell hardware (“point-of-sale equipment”) as part of its contracts with customers. Hardware consists of terminals or gateway devices. The Company does not manufacture hardware but purchases hardware from third party vendors and holds the hardware in inventory until purchased by a customer.

For more information on our revenue recognition policies, refer to Note 3 of the annual consolidated financial statements for the year ended December 31, 2020 (the “Consolidated Financial Statements”).

Cost of Revenue

Processing costs. Processing fees consist of fees paid to processing suppliers. When we are the primary obligor providing payment processing services, we record processing fees paid to processing suppliers as a cost of revenue. If we are not the primary obligor providing payment processing services, processing fees are netted from the revenue recorded for such transaction and we do not record separate processing fees as a cost of revenue.

Costs of goods sold. Costs of goods sold consist primarily of costs associated with selling point-of-sale equipment, such as the cost of acquiring the equipment, including purchase price, expenses associated with a third-party fulfillment company, shipping, handling and inventory adjustments.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses primarily represent the amounts associated with (i) commissions, (ii) depreciation and amortization, and (iii) employee compensation.

Commissions. Commissions are comprised of incentives paid to third party agents for referring merchants.

Depreciation. Depreciation consists of depreciation of property and equipment, primarily terminals, office and computer equipment, furniture and fixtures, leasehold improvements and right of use assets over buildings. We calculate depreciation using the straight-line method over the useful life of the relevant asset or over the remaining lease term, as applicable.

Amortization. Amortization consists primarily of amortization of intangible assets, which consist of internally generated and externally purchased software that is used in providing processing services to customers. It also includes trademarks, technologies and partner and merchant relationships, that are acquired by the Company. These intangible assets are amortized on a straight-line basis over the course of the relevant asset’s useful life.

Employee compensation. Employee compensation consists of salaries and compensation (excluding share-based payments) earned by our employees. Employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, operations, as well as various business support functions.

Selling, general and administrative expenses also consists of transaction losses, professional fees, share-based payments, contingent consideration adjustments and other expenses.

We anticipate increases in general and administrative expenses as we incur the costs of compliance associated with being a public company, including increased accounting and legal expenses. Please refer to the section entitled “Risks Relating to Regulation” of our AIF.

Net Finance Costs

Net finance costs primarily represent amounts associated with:

Interest on loans and borrowings Interest expense consists primarily of interest incurred on (i) term loans outstanding under the credit facilities and (ii) unsecured convertible debenture issued by the Company to certain of its shareholders as part of the SafeCharge acquisition, which were partially redeemed in December 2019 and the remainder converted into shares or redeemed with the IPO proceeds.

Interest income on advances to third parties. Commencing in Fiscal 2018, the Company issued advances to a third-party independent sales organization. Under the agreements with the third-party independent sales organization, the Company acquired the rights to cash flows from a portfolio of merchant contracts. The agreements provide for minimum guaranteed payments for the first three years. After the first three years, the portfolio of merchants is fixed, and the cash flows are no longer guaranteed at which point the receipts will flow through the consolidated statement of profit or loss.

Loss (gain) on foreign currency exchange.

Our Canadian subsidiary, which has Canadian dollars as its functional currency, has U.S.- denominated debt and intercompany loans. These items are translated into the Canadian functional currency using the exchange rates prevailing at the date of the transactions or when items are re-measured at the end of the reporting period. The resulting gains and losses subsequently being recognized are recorded in loss (gain) on foreign currency exchange.

Income tax expense

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

Results of Operations

The following table outlines our consolidated profit or loss and comprehensive income or loss information for the three months ended March 31, 2021 and 2020:

(In thousands of U.S. dollars except for share and per share amounts)	Three months ended March 31
	2021	2020
	$	$
Revenue	149,895	83,239
Cost of revenue	28,979	15,168

Gross profit	120,916	68,071
Selling, general and administrative expenses	86,056	54,866

Operating profit	34,860	13,205

Finance income	(859)	(1,346)
Finance costs	3,315	31,259

Net finance costs	2,456	29,913

Loss (gain) on foreign currency exchange	(445)	45,719

Income (loss) before income tax	32,849	(62,427)
Income tax expense (recovery)	5,059	(84)

Net income (loss)	27,790	(62,343)
Other comprehensive income (loss)
Foreign operations – foreign currency translation differences	(14,849)	39,667

Comprehensive income (loss)	12,941	(22,676)

Net income (loss) attributable to:
Common shareholders of the Company	26,814	(62,593)
Non-controlling interest	976	250

	27,790	(62,343)

Comprehensive income (loss) attributable to
Common shareholders of the Company	11,965	(22,926)
Non-controlling interest	976	250

	12,941	(22,676)

Weighted average number of common shares outstanding(a)
Basic	138,201,970	84,604,769
Diluted	142,741,312	84,604,769
Net income (loss) per share attributable to common shareholders of the Company
Basic and Diluted	0.19	(0.74)

(a)

The weighted average number of common shares outstanding for the three months ended March 31, 2020 has been adjusted to take into consideration the Reorganization discussed in Note 17 of the Consolidated Financial Statements.

Results of Operations for the Three Months Ended March 31, 2021 and 2020

Revenue

(In thousands of U.S. dollars, except for percentages)	Three months ended March 31
	2021	2020	Change	Change
	$	$	$	%
Revenue	149,895	83,239	66,656	80%

For the three months ended March 31, 2021, revenue increased by $66.7 million or 80% as compared to the three months ended March 31, 2020. The increase is due to total volume growth driven by organic growth and due to the Smart2Pay acquisition in November 2020 and the Base Commerce acquisition in January 2021.

Total volume increased from $8.9 billion in the three months ended March 31, 2020 to $20.6 billion in the three months ended March 31, 2021, an increase of $11.7 billion or 132%.

On a combined basis as if the Smart2Pay and Base Commerce acquisitions had occurred on January 1, 2020, total volume would have been $20.6 billion in the three months ended March 31, 2021, compared to $13.5 billion in the three months ended March 31, 2020, an increase of $7.1 billion or 53%.

Assuming the Smart2Pay acquisition and Base Commerce acquisition had occurred on January 1, 2020, revenue would have been $149.9 million for the three months ended March 31, 2021, compared to a proforma revenue of $104.0 million for the three months ended March 31, 2020, an increase of $45.9 million or 44%.

Cost of Revenue

(In thousands of U.S. dollars, except for percentages)	Three months ended March 31
	2021	2020	Change	Change
Cost of revenue	$28,979	$15,168	$13,811	91%
As a percentage of revenue	19.3%	18.2%

For the three months ended March 31, 2021, cost of revenue increased by $13.8 million or 91% as compared to the three months ended March 31, 2020 due to an increase of $14.5 million in processing costs, partly offset by a decrease in cost of goods sold of $0.7 million.

The increase in processing costs is primarily driven by organic growth and the inclusion of Smart2Pay as of November 2020 and Base Commerce as of January 2021. Cost of revenue as a percentage of revenue increased from 18.2% for the three months ended March 31, 2020 to 19.3% for the three months ended March 31, 2021 due to Smart2Pay having a higher cost of revenue than Nuvei’s operation in the North American market due to costs associated with its merchant servicing model.

Selling, General and Administrative expenses

(In thousands of U.S. dollars, except for percentages)	Three months ended March 31
	2021	2020	Change	Change
	$	$	$	%
Selling, General and Administrative expenses
Commissions	26,573	16,413	10,160	62
Depreciation and amortization	20,998	17,313	3,685	21
Employee compensation	21,023	14,154	6,869	49
Professional fees	6,920	1,793	5,127	286
Share-based payments	4,105	333	3,772	n.m.
Other	6,437	4,860	1,577	32

	86,056	54,866	31,190	57

For the three months ended March 31, 2021, selling, general and administrative expenses increased by $31.2 million or 57% as compared to the three months ended March 31, 2020 primarily due to the following:

Commissions. During the three months ended March 31, 2021, commission expense increased by $10.2 million or 62% as compared to the three months ended March 31, 2020. The increase was primarily due to the acquisition of Base Commerce in January 2021, and an increase in volume subject to commission.

Depreciation and amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the three months ended March 31, 2021 increased by $3.7 million or 21% as compared to the three months ended March 31, 2020. The increase was primarily due to a higher amortization of technologies as well as partner and merchant relationships intangible assets related to the Smart2Pay and Base Commerce acquisitions.

Employee compensation. During the three months ended March 31, 2021, employee compensation increased by $6.9 million or 49% as compared to the three months ended March 31, 2020. The inclusion of Smart2Pay and Base Commerce resulted in an increase in headcount. The employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration.

Professional fees. For the three months ended March 31, 2021, professional fees increased by $5.1 million as compared to the three months ended March 31, 2020. The increase was primarily due to costs related to acquisition activities as well as acquisition and integration costs related to Base commerce.

Share based payments. For the three months ended March 31, 2021, share-based payments increased by $3.7 million as compared to the three months ended March 31, 2020. This was primarily driven by options granted under the Omnibus Incentive Plan as part of the Company’s IPO in September 2020.

Other. For the three months ended March 31, 2021, other expenses increased by $1.6 million compared to the three months ended March 31, 2020 primarily due to higher transaction losses.

Net Finance Costs

(In thousands of U.S. dollars, except for percentages)	Three months ended March 31
	2021	2020	Change	Change
	$	$	$	%
Net finance costs
Finance income
Interest on advances to third parties	(859)	(1,346)	487	(36)
Finance costs
Interest on loans and borrowings and unsecured debentures	3,170	19,591	(16,421)	(84)
Change in redemption amount of shares	—	11,636	(11,636)	n.m.
Other	145	32	113	353

	2,456	29,913	(27,457)	(92)

During the three months ended March 31, 2021, net finance costs decreased by $27.5 million as compared to the three months ended March 31, 2020. The decrease was primarily due to the following items:

Interest on loans and borrowings and unsecured debentures. The decrease of $16.4 million was mainly due to a decrease of $12.3 million in interest expense on loans and borrowings and $4.1 million on unsecured debentures. This was due to the accelerated repayment of loans and borrowings and unsecured debentures in September 2020 following the IPO.

Change in redemption amount of shares. The decrease of $11.6 million was primarily due to the revaluation of liability classified Class A common shares in 2020. As part of the IPO, such shares were converted into equity as Subordinate Voting Shares.

Loss (gain) on foreign currency exchange

(In thousands of U.S. dollars, except for percentages)	Three months ended March 31
	2021	2020	Change	Change
	$	$	$	%
Loss (gain) on foreign currency exchange	(445)	45,719	(46,164)	n.m.

Gain on foreign currency exchange for the three months ended March 31, 2021 was $0.4 million compared to a loss of $45.7 million for the three months ended March 31, 2020. This was due to lower foreign currency exposure following the September 2020 accelerated repayment of the U.S. denominated debt held in our Canadian subsidiary.

Income Taxes

(In thousands of U.S. dollars, except for percentages)	Three months ended March 31
	2021	2020	Change	Change
	$	$	$	%
Income tax expense (recovery)	5,059	(84)	5,143	n.m.

Income tax expense for the three months ended March 31, 2021 was $5.1 million on income before income tax of $31.9 million, representing an effective tax rate of 15.9% for the period.

Summary of Quarterly Results and Trend Analysis

	Three months ended
(In thousands of U.S. dollars except for per share amounts)	Mar. 31, 2021	Dec. 31, 2020	Sept. 30, 2020	Jun. 30, 2020	Mar. 31, 2020	Dec. 31, 2019	Sept. 30, 2019	Jun. 30, 2019
	$	$	$	$	$	$	$	$
Revenue	149,895	115,906	93,755	83,325	83,239	79,659	71,239	50,760
Cost of revenue	28,979	23,521	17,007	13,561	15,168	13,074	12,174	8,141

Gross profit	120,916	92,385	76,748	69,764	68,071	66,585	59,065	42,619
Selling, general and administrative expenses	86,056	68,434	60,776	50,893	54,866	54,680	63,050	39,348

Operating profit (loss)	34,860	23,951	15,972	18,871	13,205	11,905	(3,985)	3,271
Finance income	(859)	(1,257)	(1,375)	(1,449)	(1,346)	(1,130)	(1,532)	(1,404)
Finance costs	3,315	2,494	101,255	24,083	31,259	30,997	60,174	7,311

Net finance costs	2,456	1,237	99,880	22,634	29,913	29,867	58,642	5,907

Loss (gain) on foreign currency exchange	(445)	1,029	(9,544)	(18,286)	45,719	(10,725)	2,020	(660)

Income (loss) before income tax	32,849	21,685	(74,364)	14,523	(62,427)	(7,237)	(64,647)	(1,976)
Income tax expense (recovery)	5,059	(892)	3,505	558	(84)	(4,160)	1,049	(575)

Net income (loss)	27,790	22,577	(77,869)	13,965	(62,343)	(3,077)	(65,696)	(1,401)
Net income (loss) per share attributable to common shareholders of the Company
Basic	0.19	0.16	(0.88)	0.16	(0.74)	(0.05)	(1.10)	(0.02)
Diluted	0.19	0.16	(0.88)	0.15	(0.74)	(0.05)	(1.10)	(0.02)

Adjusted EBITDA (a)	65,462	51,313	40,991	37,390	33,288	31,942	25,767	15,359
Adjusted net income (a)	51,161	46,492	16,455	16,259	9,780	5,364	2,192	7,816
Adjusted net income per share attributable to common shareholders of the Company(a)
Basic	0.36	0.34	0.18	0.18	0.11	0.06	0.03	0.13
Diluted	0.35	0.33	0.17	0.18	0.11	0.06	0.03	0.12

(a)	These amounts are non-IFRS measures. See “Non-IFRS Measures” section.

Quarterly Trend Analysis

The quarterly increase in revenue was due to total volume organic growth as well as from acquisitions (SafeCharge in August 2019, Smart2Pay in November 2020 and Base Commerce in January 2021).

The quarterly increase in cost of revenue is due to organic growth as well as acquisitions.

The quarterly increase in selling, general and administrative expenses is due to organic growth, acquisitions, as well as higher share-based payment due to the accelerated vesting of the Legacy Option Plan stock options and options granted under the Omnibus Incentive Plan as part of the Company’s IPO in September 2020.

Liquidity and Capital Resources

Overview

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:

•	Our ability to generate cash flows from our operations;

•	The level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness; and

•	Our capital expenditure requirements.

The general objectives of our capital management strategy are to ensure sufficient liquidity to pursue our organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that maintains total leverage ratio within the limits set in the credit facilities.

Our primary source of liquidity is cash from operations and debt and equity financing. Our principal liquidity needs include investment in our product and technology and selective acquisitions, as well as operations, selling and general and administrative expenses and debt service.

The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash. The Company’s use of capital is to finance working capital requirements, capital expenditures and business acquisitions. The Company funds those requirements out if its internally generated cash flows and funds drawn from its long-term credit facilities.

The primary measure used by the Company to monitor its financial leverage is its total leverage ratio, defined as the ratio of consolidated net debt outstanding to consolidated Adjusted EBITDA, calculated in accordance with the terms of the credit agreement. Under its credit facility, the Company must maintain a total leverage ratio of less than or equal to 8.00 : 1.00. As at March 31, 2021, the Company was in compliance with this requirement.

In addition to the cash balances, as at March 31, 2021 the Company had a $100.0 million revolving credit facility available to be drawn to meet ongoing working capital requirements. As at March 31, 2021 the Company had letters of credit facilities issued totalling $37.6 million, which represents usage on the revolving credit facility. After the quarter, the letters of credit were transferred to a new facility resulting in the $100.0 million revolving credit facility being fully available.

On December 7, 2020, Nuvei filed a short form base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada. The base shelf prospectus will allow Nuvei and certain of its security holders to qualify the distribution by way of prospectus in Canada of up to US $850.0 million of subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective. The amount available under the base shelf prospectus has been decreased by the amount of the secondary offering described below.

On March 24, 2021, Nuvei closed a secondary offering on a bought deal basis by funds managed by Novacap Management Inc., Whiskey Papa Fox Inc., a holding company controlled by Philip Fayer, our Chair and Chief Executive Officer, CDP Investissements Inc., a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, and David Scwartz, our Chief Financial Officer (together the “Selling Shareholders”) of an aggregate of 9,169,387 Subordinate Voting Shares, at a purchase price of $60.22 per Subordinate Voting Share for total gross proceeds to the Selling Shareholders of approximately $552.0 million. This offering resulted in the conversion of 9,169,387 multiple voting shares of the Company (the “Multiple Voting Shares”) in to Subordinate Voting Shares on a one for one basis and had no impact on the Company’s liquidity and capital position.

We believe that our available cash, cash flows generated from operations, loans and borrowings available to us will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months.

Cash Flows

	Three months ended March 31
(In thousands of U.S. dollars, except for percentages)	2021	2020	Change	Change
	$	$	$	%
Cash flow from (used in):
Operating Activities	53,403	(566)	53,969	n.m.
Investing Activities	(90,281)	(5,565)	(84,716)	n.m.
Financing Activities	336	21,963	(21,627)	(98)
Effect of foreign currency exchange on cash	284	(401)	685	(171)

Net increase (decrease) in cash	(36,258)	15,431	(51,689)	(335)

Cash—end of period	144,464	75,503	68,961	91

Cash Flows From (Used in) Operating Activities

For the quarter ended March 31, 2021, $53.4 million of cash was generated from operating activities compared to a use of $0.6 million for the quarter ended March 31, 2020. The increase was partly due to the total volume growth driven by organic growth and acquisitions. As well, interest and income taxes paid totalled $3.8 million for the quarter ended March 31, 2021 compared to $16.3 million for the quarter ended March 31, 2020, a decrease of $12.4 million.

Cash Flows From (Used in) Investing Activities

For the quarter ended March 31, 2021, $90.3 million of cash was used in investing activities. This resulted primarily from the acquisition of Base Commerce for $88.9 million (net of cash acquired and contingent consideration). For the year ended March 31, 2020, $5.6 million of cash was used in investing activities.

Cash Flows From (Used in) Financing Activities

For the quarter ended March 31, 2021, $0.3 million of cash was generated from financing activities mainly reflecting proceeds from issuance of shares pursuant to exercise of stock options. For the quarter ended March 31, 2020, cash from financing activities mainly reflected net proceeds from loans and borrowings.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. We may, from time to time, be contingently liable with respect to litigation and claims that arise in the normal course of operations.

Related Party Transactions

We have no related party transactions, other than those noted in the Interim Financial Statements.

Financial Instruments and Other Instruments

In the ordinary course of its business activities, the Company is exposed to various market risks that are beyond its control, including fluctuations in foreign exchange rates and interest rates, and that may have an adverse effect on the value of its financial assets and liabilities, future cash flows and profit. Its policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks as is deemed appropriate. (Please refer to the “Risks Relating to Our Business and Industry” section of the AIF.)

Credit and Concentration Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Company’s cash, trade and other receivables, advances to third parties, segregated funds and processor deposits. The carrying amounts of these financial assets represent the maximum credit exposure.

Cash and processor deposits

The credit risk associated with cash, segregated funds and processor deposits is limited because they are maintained only with highly rated large financial institutions.

Trade and other receivables

The Company provides credit to its customers in the normal course of business. The Company evaluates the creditworthiness of the corresponding counterparties at least at the end of each reporting period and on a specific circumstance basis. The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including credit limits and payment terms that are reviewed and approved by the Company. Any impaired trade receivables are mostly due from customers that are experiencing financial difficulties.

There is a concentration of credit risk as of March 31, 2021, with respect to the Company’s receivables from its main processors, which represented approximately 33% (March 31, 2020 – 58%) of trade and other receivables.

Advances to third parties

The credit risk associated with the advances to third parties is limited because the advances are repaid by financial institutions when the Company becomes entitled to payment under the agreements.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the U.S. dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company’s operating results. The Company does not currently enter into arrangements to hedge its foreign currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Company does not account for any fixed interest-rate financial assets or financial liabilities at fair value through profit or loss.

All loans and borrowings bear interest at floating rates, and the Company is therefore exposed to the cash flow risk resulting from interest rate fluctuations.

Critical Accounting Policies and Estimates

The preparation of the Interim Financial Statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates, judgments and assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively.

Critical judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the Interim Financial Statements include the following:

Revenue Recognition. The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. In addition, the Company has applied judgment in assessing the principal versus agent considerations for its transaction and processing services.

Determining the fair value of identifiable intangible assets following a business combination. The Company uses valuation techniques to determine the fair value of identifiable intangible assets acquired in a business combination, which are generally based on a forecast of total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

Recoverable Amount of Goodwill. Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. Key assumptions on which management has based its determination of fair value less costs of disposal include estimated growth rates, discount rates and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Provisions for Losses on Merchant Accounts. Disputes between a cardholder and a merchant arise periodically, primarily as a result of customer dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction amount is refunded to the customer by the card issuing financial institution, but the financial institution is refunded by the Company. The Company then charges back to the merchant the amount refunded to the financial institution. As such, the Company is exposed to credit risk in relation to the merchant since the Company assumes the repayment to the merchant’s customer for the full amount of the transaction even if the merchant has insufficient funds to reimburse the Company. A provision for losses on merchant accounts is maintained to absorb chargebacks for merchant transactions that have been previously processed and on which revenues have been recorded. The provision for losses on merchant accounts specifically comprises identifiable provisions for merchant transactions for which losses can be estimated. Management evaluates the risk for such transactions and estimates the loss for disputed transactions based primarily on historical experience and other relevant factors. Management analyzes the adequacy of its provision for losses on merchant accounts in each reporting period.

Recoverable amount of tax balances for recognition of tax assets. Deferred income tax assets reflect management’s estimate of operations of future fiscal years, timing of reversal of temporary differences and tax rates on the date of reversals, which may well change depending on governments’ fiscal policies. Management must also assess whether it is more likely than not that deferred income tax assets will be realized and determine whether a valuation allowance is required on all or a portion of deferred income tax assets.

Fair Value of Share-based Payment Transactions. The Company recognized compensation expense as a result of equity-settled share-based payment transactions which are valued by reference to the fair value of the related instruments. Fair value of options granted was estimated using the Black-Scholes option pricing model. The risk-free interest rate is based on the yield of a zero coupon U.S. government security with a maturity equal to the expected life of the option from the date of the grant. The assumption of expected volatility is based on the average historical volatility of comparable companies for the period immediately preceding the option grant. The Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option-pricing model.

Recently Issued Accounting Standards Not Yet Adopted

The IASB has issued new standards and amendments to existing standards which will be applicable to the Company beginning on January 1, 2022. There has been no significant updates to the standards and interpretations issued but not yet adopted described in the Note () of the Consolidated Financial Statements and the Interim Financial Statements.

Outstanding Share Data

Our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares, of which 55,844,914 were issued and outstanding as of May 7, 2021, (ii) an unlimited number of Multiple Voting Shares, of which 82,728,420 were issued and outstanding as of May 7, 2021, and (iii) an unlimited number of Preferred Shares, issuable in series, none of which were outstanding as of May 7, 2021. The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable securities laws in Canada.

As of May 7, 2021, there were 3,219,460 options outstanding under the Company’s legacy stock option plan dated September 21, 2017 and 3,451,694 options outstanding under the Company’s Amended and Restated Omnibus Incentive Plan. Each such option is or may become exercisable for one subordinate Voting Shares.

As of May 7, 2021, there were 6,270 Deferred Share Units (“DSUs”) and 141,122 Performance Share Units (“PSUs”) outstanding under the Company’s Amended and Restated Omnibus Incentive Plan.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in documents filed with the securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The DC&P are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), along with Management, have evaluated and concluded that the Company’s DC&P at March 31, 2021 provide reasonable assurance that significant information relevant to the Company, including information relating to its subsidiaries, is reported to them during the preparation of document filed with the securities regulatory authorities.

Internal Controls over Financial Reporting

The CEO and CFO are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework that the CEO and CFO used to design the Company’s internal controls over financial reporting is recognized by the Committee of Sponsoring Organizations of the Treadway Commission. The CEO and CFO have evaluated, or caused to be evaluated under their supervision, whether there were changes to its internal controls over financial reporting during the period ended March 31, 2021 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such required changes were identified through their evaluation.

Limitations of Controls and Procedures

Management, including the CEO and CFO, believe that any DC&P or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Limitation on Scope of Design

The scope of design of internal controls over financial reporting and DC&P excluded the controls, policies, and procedures of Smart2Pay, which was acquired on November 2, 2020, and Base Commerce, which was acquired on January 1, 2021. On a combined basis, these entities’ contributions to our consolidated statements of profit of loss and comprehensive income or loss for the three months ended March 31, 2021 was approximately 19% of total revenues. Additionally, as at March 31, 2021, these entities’ current assets and current liabilities, on a combined basis, represented were approximately 22% and 14% of, respectively, our consolidated current assets and current liabilities, and combined non-current assets, which includes intangible assets and goodwill from these acquisitions, represented approximately 24% of our consolidated non-current assets. The amounts recognized for the assets acquired and liabilities assumed as at the date of these acquisition are described in Note 4 of the Consolidated Financial Statements and the Interim Financial Statements.

Additional Information

Additional information relating to the Company, including the Consolidated Financial Statements, the Interim Financial Statements and the AIF is available on SEDAR at www.sedar.com.